UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Movie Gallery, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

624581104

(CUSIP Number)

February 21, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 624581104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Avenue Capital Management II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power None.

	6.	Shared Voting Power 1,995,500

	7.	Sole Dispositive Power None.

	8.	Shared Dispositive Power 1,995,500

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,995,500

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.27%

12.	Type of Reporting Person (See Instructions) IA

CUSIP No. 624581104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Avenue Capital Management II GenPar, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power None.

	6.	Shared Voting Power 1,995,500

	7.	Sole Dispositive Power None.

	8.	Shared Dispositive Power 1,995,500

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,995,500

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.27%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 624581104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Marc Lasry

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power None.

	6.	Shared Voting Power 1,995,500

	7.	Sole Dispositive Power None.

	8.	Shared Dispositive Power 1,995,500

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,995,500

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.27%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer Movie Gallery, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 900 West Main Street Dothan, Alabama 36301

Item 2.
	(a)	Name of Person Filing See Cover Pages, item 1.
	(b)	Address of Principal Business Office or, if none, Residence c/o Avenue Capital Management II, L.P. 535 Madison Avenue, 15th Floor New York, NY 10022
	(c)	Citizenship See Cover Pages, item 4.
	(d)	Title of Class of Securities Common Stock (including securities which represent a right to acquire Common Stock pursuant to Rule 13d-3(d)(1), if any)
	(e)	CUSIP Number 624581104

Item 3.	Statement filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c):
• Avenue Capital Management II, L.P. is filing as an investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).
• Avenue Capital Management II GenPar, LLC is filing as a parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).
• Marc Lasry is filing as a parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

Item 4.	Ownership
See Cover Pages, items 5 through 11.

The approximate percentages of shares of Common Stock reported as beneficially owned by the Reporting Persons (as defined below) are based upon 31,838,901 shares of Common Stock outstanding, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended October 1, 2006.

Collectively, the securities reported in this Schedule 13G are held by Avenue Investments, L.P., a Delaware limited partnership, Avenue Special Situations Fund IV, L.P., a Delaware limited partnership, Avenue-CDP Global Opportunities Fund, L.P., a Cayman Islands exempted limited partnership, Avenue International Master, L.P., a Cayman Islands exempted limited partnership, and GPC 73, LLC, a Delaware limited liability company (collectively, the “Avenue Entities”).  Avenue Capital Management II, L.P. is an investment adviser to each of the Avenue Entities.  Avenue Capital Management II GenPar, LLC is the general partner of Avenue Capital Management II, L.P. and Marc Lasry is the Managing Member of Avenue Capital Management II GenPar, LLC.  Avenue Capital Management II, L.P., Avenue Capital Management II GenPar, LLC and Marc Lasry are collectively referred to as the “Reporting Persons” in this Schedule 13G.

Item 5.	Ownership of Five Percent (5%) or Less of a Class
Not applicable.

Item 6.	Ownership of More than Five Percent (5%) on Behalf of Another Person

The Avenue Entities have the right to receive dividends in connection with their ownership of, and the proceeds of the sale of, the subject securities of Issuer as owned by such entities.  None of the Avenue Entities beneficially owns more than five percent (5%) of the class.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification

By signing below, each of the undersigned certifies that, to the best of his or its individual knowledge and belief, the securities referred to above (i) were acquired, and are held, in the ordinary course of business, (ii) were not acquired, and are not held, for the purpose, or with the effect, of changing or influencing the control of the issuer of the securities, and (iii) were not acquired, and are not held, by the undersigned in connection with, or as a participant in, any transaction having the purpose or effect provided in the preceding subsection (ii).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 6, 2007

Avenue Capital Management II, L.P.

By:	Avenue Capital Management II GenPar, LLC, its General Partner

/s/ Marc Lasry
By:	Marc Lasry
Its:	Managing Member

Avenue Capital Management II GenPar, LLC

/s/ Marc Lasry
By:	Marc Lasry
Its:	Managing Member

/s/ Marc Lasry
Name:	Marc Lasry,
Capacity:	Individually